SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)

VOTORANTIM CELULOSE E PAPEL

....
(Name of Issuer)

SPONSORED ADR

....
(Title of Class of Securities)

92906P106

....
(CUSIP Number)

January 10, 2006

....
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section
of the Act but shall be subject to all other provisions of the Act (however,
see the Notes).

CUSIP No. 92906P106

(1)Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

     LETKO, BROSSEAU & ASS. INC.

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only

(4) Citizenship or place of organization   CANADA

Number of shares beneficially owned by each reporting person with:	(5)Sole voting power	4,745,275
	(6)Shared voting power	
	(7)Sole dispositive power	4,745,275
	(8)Shared dispositive power	

(9)Aggregate amount beneficially owned by each reporting person

     4,745,275

(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)Percent of class represented by amount in Row 9

     5.5%

(12)Type of reporting person (see instructions)

     OO

Item 1.

Item 1(a) Name of issuer: VOTORANTIM CELULOSE E PAPEL

Item 1(b) Address of issuer's principal executive offices:
        Alameda Santos 1357
        Cerqueira Cesar
        Sao Paulo SP 01470-001
        Brazil

Item 2.

2(a) Name of person filing:
        Letko, Brosseau & Ass. Inc.

2(b) Address or principal business office or, if none, residence:
        1800 Mc Gill College Av.
        Suite 2510
        Montreal, QC
        H3A 3J6
        Canada

2(c) Citizenship:

        Canada

2(d) Title of class of securities:

        SPONSORED ADR

2(e) CUSIP No.: 92906P106

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c),
check whether the person filing is a:

   a. [ ] Broker or dealer registered under Section 15 of the Act.

   b. [ ] Bank as defined in Section 3(a)(6) of the Act.

   c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.

   d. [ ] Investment company registered under Section 8 of the Investment
      Company Act of 1940.

   e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   f. [ ] An employee benefit plan or endowment fund in accordance with Rule
      13d-1(b)(1)(ii)(F);

g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a. Amount beneficially owned: 4,745,275

b. Percent of class: 5.5%

c. Number of shares as to which such person has:

   i.   Sole power to vote or to direct the vote: 4,745,275

   ii.   Shared power to vote or to direct the vote

   iii.   Sole power to dispose or to direct the disposition of: 4,745,275

   iv.   Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Ass. Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Sponsored ADR reported as beneficially owned by Letko, Brosseau & Ass. Inc. No clients of Letko, Brosseau & Ass. Inc. beneficially owns more than five percent of Issuer's Sponsored ADR.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : February 10, 2006

Signature DANIEL BROSSEAU

Name/Title: Daniel Brosseau/President